Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SUPER HI INTERNATIONAL HOLDING LTD., you should at once hand this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

SUPER HI INTERNATIONAL HOLDING LTD.

特海 國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

(1) PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES
(INCLUDING RESELL OR TRANSFER TREASURY SHARES)
AND REPURCHASE SHARES

(2) RE-ELECTION OF RETIRING DIRECTORS

(3) PROPOSED RE-APPOINTMENT OF AUDITOR

(4) PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of SUPER HI INTERNATIONAL HOLDING LTD. to be held by way of virtual meeting via online platform at 11:00 a.m. on Friday, June 12, 2026, Hong Kong Time (at 11:00 p.m., on Thursday, June 11, 2026, U.S. Eastern Time) is set out on pages 36 to 43 of this circular.

A form of proxy for use at the Annual General Meeting is also enclosed. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the SEC (www.sec.gov) and the Company (www.superhiinternational.com). The Board has fixed the close of business on Monday, April 27, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of the Ordinary Shares. Holders of the Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the Annual General Meeting or any adjourned meeting thereof. Holders of the ADSs as of the close of business on Monday, April 27, 2026, U.S. Eastern Time who wish to exercise their voting rights in respect of the underlying Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs. Whether or not you are intending to attend and vote at the Annual General Meeting via online platform, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event no later than 11:00 a.m. on Wednesday, June 10, 2026, Hong Kong time, to ensure your representation at the AGM, or to deliver your voting instructions in your ADS voting instruction card to Citibank, N.A. by no later than 10:00 a.m. on Thursday, June 4, 2026, U.S. Eastern Time, to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the Annual General Meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the Annual General Meeting or any adjournment thereof if they so wish and in such event, the proxy form shall be deemed to be revoked. For the avoidance of doubt, holders of treasury Shares (if any) shall abstain from voting at the Company’s general meetings.

April 27, 2026

CONTENTS

Page

DEFINITIONS			1

GUIDANCE FOR THE AGM			4

LETTER FROM THE BOARD			5

APPENDIX I	–	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING	14

APPENDIX II	–	EXPLANATORY STATEMENT FOR THE REPURCHASE MANDATE	19

APPENDIX III	–	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	23

NOTICE OF ANNUAL GENERAL MEETING			36

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American depositary share(s), each of which represents 10 Ordinary Shares

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held by way of virtual meeting via online platform at 11:00 a.m., on Friday, June 12, 2026, Hong Kong Time (at 11:00 p.m., on Thursday, June 11, 2026, U.S. Eastern Time) or any adjournment thereof, the notice of which is set out on pages 36 to 43 of this circular

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the same meaning ascribed to it under the Hong Kong Listing Rules

“Audit Committee”	the audit committee of the Board

“Board”	the board of Directors

“Board Meeting”	the meeting of the Board held on March 31, 2026

“Cayman Companies Act”	the Companies Act (as revised) of the Cayman Islands

“CCASS”	Central Clearing and Settlement System, a securities settlement system used within the Hong Kong Exchanges and Clearing Limited market system

“close associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Company”	SUPER HI INTERNATIONAL HOLDING LTD. (特海國 際控股有限公司), a company incorporated under the laws of the Cayman Islands with limited liability on May 6, 2022

“connected person(s)”	has the same meaning ascribed to it under the Hong Kong Listing Rules

“Controlling Shareholders”	has the meaning ascribed thereto in the Hong Kong Listing Rules and unless the context requires otherwise, refers to Mr. ZHANG Yong, Ms. SHU Ping, together with ZY NP LTD and SP NP LTD

DEFINITIONS

“Director(s)”	director(s) of the Company

“Group”	the Company and its subsidiaries

“HK$” or “HK dollars”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“Issue Mandate”	a general and unconditional mandate proposed to be granted to the Directors at the Annual General Meeting to exercise the power of the Company to allot, issue and deal with new Shares (including sale or transfer of treasury Shares) and/or ADSs not exceeding 20% of the number of issued Shares (excluding treasury Shares) as of the date of passing of the relevant resolution granting the Issue Mandate

“Latest Practicable Date”	April 23, 2026, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular

“NASDAQ”	Nasdaq Global Market

“Nomination Committee”	the nomination committee of the Board

“PRC” or “Chinese Mainland” or “China”	the People’s Republic of China, but for the purpose of this circular and for geographical reference only and except where the context requires otherwise, references in this circular do not apply to Hong Kong, Macau and Taiwan

DEFINITIONS

“Repurchase Mandate”	the general and unconditional mandate proposed to be granted to the Directors at the Annual General Meeting to repurchase Shares and/or ADSs not exceeding 10% of the number of issued Shares (excluding treasury Shares) as of the date of passing of the relevant resolution granting the Repurchase Mandate

“Retiring Directors”	Mr. YOON Daejin, Ms. LIU Li, Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent

“RMB”	Renminbi, the lawful currency of the PRC

“SEC”	U.S. Securities and Exchange Commission

“SFO” or “Securities and Futures Ordinance”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time

“Share(s)” or “Ordinary Share(s)”	ordinary share(s)of nominal value of US$0.000005 each in the capital of the Company

“Shareholder(s)”	the holder(s)of the Share(s), and where the context requires, ADSs

“subsidiary(ies)”	has the same meaning ascribed to it under the Hong Kong Listing Rules

“Substantial Shareholder(s)”	has the same meaning ascribed to it under the Hong Kong Listing Rules

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers and Share Buy-backs, as amended from time to time

“treasury Shares”	has the same meaning ascribed to it under the Hong Kong Listing Rules

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent.

GUIDANCE FOR THE AGM

The AGM will be a virtual meeting. All registered Shareholders will be entitled to join the AGM via the online platform. The online platform can be accessed from any location with access to the internet via smartphone, tablet device or computer. Through the online platform, our registered Shareholders will be able to view the live video broadcast and participate in voting and submit questions online. Login details and information will be included in our letters to be sent to registered Shareholders regarding the online platform.

HOW TO ATTEND AND VOTE

Registered Shareholders’ attendance at the AGM and exercise of their voting rights can be achieved in either one of the following ways:

(1)	attend the AGM via the online platform which enables live streaming and interactive platform for submitting questions and voting online; or

(2)	appoint the chairman of the AGM or other persons as your proxy by providing their email addresses for receiving the designated log-in details to attend and vote on your behalf via the online platform.

Completion and return of the form of proxy will not preclude a registered Shareholder from attending and voting via the online platform at the AGM or any adjournment thereof (as the case may be) and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

If you are a non-registered Shareholder, you may consult directly with your banks, brokers, custodians or Hong Kong Securities Clearing Company Limited (as the case may be) for necessary arrangement to attend and vote via the online platform at the AGM if you wish.

If you have any questions relating to the AGM, please contact the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, with the following details:

Address:	17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong
Website:	www.computershare.com/hk/contact
Telephone:	(852) 2862 8555
Fax:	(852) 2865 0990

LETTER FROM THE BOARD

SUPER HI INTERNATIONAL HOLDING LTD.

特海 國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

Non-executive Director:	Registered office:
Ms. SHU Ping (Chairperson)	Cricket Square, Hutchins Drive
PO Box 2681
Executive Directors:	Grand Cayman KY1-1111
Mr. LI Yu	Cayman Islands
Mr. YOON Daejin
Ms. LIU Li	Corporate Headquarters in Singapore:
1 Paya Lebar Link
Independent Non-executive Directors:	#09-04
Mr. TAN Kang Uei, Anthony	PLQ 1 Paya Lebar Quarter
Mr. TEO Ser Luck	Singapore 408533
Mr. LIEN Jown Jing Vincent
Principal place of business in Hong Kong:
40th Floor, Dah Sing Financial Centre
No. 248 Queen’s Road East
Wanchai
Hong Kong

April 27, 2026

To the Shareholders

Dear Sir or Madam,

(1) PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES
(INCLUDING RESELL OR TRANSFER TREASURY SHARES)

AND REPURCHASE SHARES

(2) RE-ELECTION OF RETIRING DIRECTORS

(3) PROPOSED RE-APPOINTMENT OF AUDITOR

(4) PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide Shareholders with the notice of Annual General Meeting and the following proposals to be put forward at the Annual General Meeting: (i) the granting to the Directors of Issue Mandate and the Repurchase Mandate; (ii) the re-election of the retiring Directors; (iii) the proposed re-appointment of auditor and (iv) the proposed amendments to the existing Articles of Association and the proposed adoption of the new Articles of Association.

LETTER FROM THE BOARD

ISSUE MANDATE

In order to ensure greater flexibility and give discretion to the Directors in the event that it becomes desirable for the Company to issue new Shares (including sale or transfer of treasury Shares) and/or ADSs, approval is to be sought from the Shareholders, pursuant to the Hong Kong Listing Rules, for the Issue Mandate to issue Shares (including sale or transfer of treasury Shares) and/or ADSs. An ordinary resolution will be proposed at the Annual General Meeting to grant the Issue Mandate to the Directors to exercise the powers of the Company to allot, issue and deal with new Shares (including sale or transfer of treasury Shares) and/or ADSs in the share capital of the Company up to 20% of the number of issued Shares (excluding treasury Shares) as of the date of the passing of the resolution in relation to the Issue Mandate. As of the Latest Practicable Date, there were 650,299,000 Shares in issue. Subject to the passing of the above ordinary resolution and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to issue a maximum of 130,059,800 Shares (including sale or transfer of treasury Shares) pursuant to the Issue Mandate.

In addition, an ordinary resolution will be proposed at the Annual General Meeting to extend the Issue Mandate by adding to it the number of such Shares repurchased under the Repurchase Mandate.

REPURCHASE MANDATE

In addition, an ordinary resolution will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the number of issued Shares (excluding treasury Shares) as of the date of the passing of the resolution in relation to the Repurchase Mandate. As of the Latest Practicable Date, there were 650,299,000 Shares in issue. Subject to the passing of the above resolution and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to repurchase a maximum of 65,029,900 Shares pursuant to the Repurchase Mandate.

An explanatory statement required by the Hong Kong Listing Rules in connection with the Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the Annual General Meeting.

The Directors wish to state that they have no immediate plans to issue any Shares and/or ADSs pursuant to the Issue Mandate, as well as have no immediate plans to repurchase any Shares and/or ADSs pursuant to the Repurchase Mandate.

LETTER FROM THE BOARD

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Article 83(3) of the Articles of Association, the Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election. Accordingly, Mr. YOON Daejin, who was appointed as Director by the Board with effect from April 15, 2026, shall retire at the Annual General Meeting and, being eligible, has offered himself for re-election as Director.

In accordance with Article 84(1) of the Articles of Association, at each Annual General Meeting, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. Accordingly, Ms. LIU Li, Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent shall retire at the Annual General Meeting and, being eligible, have offered themselves for re-election as Directors.

The Nomination Committee has recommended to the Board for the re-election of Directors in accordance with the following selection criteria:

1.	character and integrity;

2.	qualifications including professional qualifications, skills, knowledge and experience that are relevant to the Company’s business and corporate strategy;

3.	willingness to devote sufficient time to discharge duties as members of the Board and its relevant committees and undertake significant commitments;

4.	the number of existing directorships and other commitments that may demand their attention;

5.	requirement for the Board to have independent non-executive Directors in accordance with the Hong Kong Listing Rules and whether such director would be considered independent with reference to the independence guidelines set out in the Hong Kong Listing Rules;

6.	board diversity policy of the Company and any measurable objectives adopted by the Board for achieving diversity on the Board; and

7.	their perspectives provided to the management and operation of the Group as well as other contributions to the Group during the tenure of their directorship.

LETTER FROM THE BOARD

The Nomination Committee has assessed the independence of the independent non-executive Director, Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent, based on reviewing their annual written confirmation of independence to the Company pursuant to the factors set out in Rule 3.13 of the Hong Kong Listing Rules and considered that they remain independent. The Nomination Committee has considered the independent non-executive Directors’ diversified working experience and education background as well as other experience and factors as set out in Appendix I to this circular.

The Nomination Committee is satisfied that at all times during the period of directorship with the Company, the Retiring Directors have properly discharged their duties and responsibilities as Directors and have made positive contributions to the development of the Company through constructive and informed comments and participation at the business and other affairs relating to the Group. The Retiring Directors have provided valuable contributions and insights to the Board. In addition, the Retiring Directors have the required character, integrity and experience to continuously and effectively fulfill their roles as executive Directors and independent non-executive Directors. The Board believed that their re-election as Directors would be in the best interests of the Company and the Shareholders as a whole.

Details of the above named Directors who are subject to re-election at the Annual General Meeting are set out in Appendix I to this circular in accordance with the relevant requirements of the Hong Kong Listing Rules. The biography of the retiring independent non-executive Director set out in Appendix I to this circular indicates how he contributes to the diversity of the Board and the perspectives, skills and experience he can bring to the Board.

In view of the above, the Board recommends each of the Retiring Directors to be re-elected as a Director at the Annual General Meeting.

PROPOSED RE-APPOINTMENT OF AUDITOR

The Company proposes to re-appoint Deloitte & Touche LLP as the auditor for the year 2026. The preliminary estimated audit fee for the audit services relating to the financial year ending December 31, 2026 is in the range of US$1.0 million to US$1.27 million. The estimated audit fee was determined after discussion between the Company and Deloitte & Touche LLP having regard to the complexity and scale of the Company’s business operations, the expected scope of the audit work, the audit timetable, and the level of auditor’s resources required to perform the engagement. The estimated audit fee is preliminary in nature and may be subject to adjustment depending on, among other things, changes in the scope of audit work and other relevant factors as the engagement progresses. Accordingly, the final audit fee may differ from the estimated amount set out above.

LETTER FROM THE BOARD

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to the announcement of the Company dated March 31, 2026. As set out in the said announcement, the Board proposed to seek approval from the Shareholders at the AGM for the proposed amendments (the “Proposed Articles Amendments”) to the existing Articles of Association by way of adopting the new Articles of Association for the purpose of, among others, (i) bringing the Articles of Association in line with the latest regulatory requirements in relation to holding of hybrid general meetings, electronic voting, and treasury Shares and the relevant amendments made to the Hong Kong Listing Rules; and (ii) making other consequential and house-keeping amendments.

The Proposed Articles Amendments and the proposed adoption of the new Articles of Association are subject to the approval of the Shareholders by way of a special resolution at the AGM or any adjourned meeting.

The particulars of the Proposed Articles Amendments (marked-up against the existing Articles of Association) are set out in Appendix III to this circular. The Proposed Articles Amendments are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of the Proposed Articles Amendments is purely a translation only. Should there be any discrepancy, the English version shall prevail.

The legal advisers to the Company as to Hong Kong laws and the Cayman Islands laws have respectively confirmed that the Proposed Articles Amendments comply with the applicable requirements of the Hong Kong Listing Rules and do not violate Cayman Islands law. The Company also confirms that there is nothing unusual in the Proposed Articles Amendments from the perspective of a Cayman Islands company listed on the Hong Kong Stock Exchange.

NOTICE OF ANNUAL GENERAL MEETING

Set out on pages 36 to 43 of this circular is the notice of Annual General Meeting at which, inter alia, (A) ordinary resolutions will be proposed to Shareholders to consider and approve (i) the granting to the Directors of Issue Mandate and the Repurchase Mandate; (ii) the re-election of the retiring Directors and (iii) the proposed re-appointment of auditor; and (B) a special resolution will be proposed to Shareholders to consider and approve the proposed amendments to the existing Articles of Association and the proposed adoption of the new Articles of Association.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

The Board has fixed the close of business on Monday, April 27, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of the Ordinary Shares. Holders of the Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. Holders of ADSs as of the close of business on Monday, April 27, 2026, U.S. Eastern Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs. One or more Shareholders holding at least 10% of all issued voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

LETTER FROM THE BOARD

VOTING

Voting and Solicitation

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules and Article 66(1) of the Articles of Association, any vote of Shareholders at a general meeting must be taken by poll except where the chairman of the general meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Accordingly, each of the resolutions set out in the notice of Annual General Meeting will be taken by way of poll.

On a poll, every Shareholder present in person or by proxy or in the case of a Shareholder being a corporation, by its duly authorised representative, shall have one vote for every fully paid Share of which he/she/it is the holder. A Shareholder entitled to more than one vote needs not use all his/her/its votes or cast all the votes he/she/it uses in the same way.

A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution. Separately, treasury Shares, if any, and registered under the name of the Company shall have no voting rights on matters that require Shareholders’ approval at the Company’s general meetings. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury Shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

Voting by Holders of Shares

A form of proxy for use at the Annual General Meeting is enclosed. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the SEC (www.sec.gov) and the Company (www.superhiinternational.com). Holders of the Shares are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time fixed for the holding of the Annual General Meeting (i.e. by 11:00 a.m. on Wednesday, June 10, 2026, Hong Kong time) or any adjournment thereof, whether or not they intend to attend the Annual General Meeting.

LETTER FROM THE BOARD

When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing address as set out in the proxy form by no later than 11:00 a.m. on Wednesday, June 10, 2026, Hong Kong time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his/her/its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Ordinary Shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Completion and return of the form of proxy will not preclude holders of the Shares from attending and voting at the Annual General Meeting or any adjournment thereof should they so wish and in such event, the proxy shall be deemed to be revoked.

Voting by Holders of ADSs

As the holder of record for all the Ordinary Shares represented by the ADSs, only Citibank, N.A. (or its custodian), in its capacity as depositary of the ADSs, may attend and vote (or cause its custodian to attend and vote) those Ordinary Shares at the AGM.

The Company has requested Citibank, N.A., as depositary of the ADSs, to distribute to ADS holders of record as of the ADS Record Date, the notice of the AGM, the proxy statement and an ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank, N.A.

Upon timely receiving a duly completed ADS voting instruction card from an ADS holder in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the amount of Ordinary Shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card as follows: given that voting takes place at the AGM by poll, Citibank, N.A. will vote the Ordinary Shares in accordance with the voting instructions received from ADS holders of record. If Citibank, N.A. does not receive the ADS voting instruction card from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of May 21, 2024, as amended, by and among the Company, Citibank, N.A., as the depositary, and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of Ordinary Shares represented by such ADSs unless the Company informs Citibank, N.A. that (a) it does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of the holders of ordinary Shares represented by ADSs may be materially adversely affected. Citibank, N.A. shall not under any circumstances exercise any discretion as to voting or vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the ordinary Shares represented by ADSs except pursuant to and in accordance with the voting instructions timely received from ADS holders or as specifically contemplated in the deposit agreement for the ADSs.

LETTER FROM THE BOARD

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return the ADS voting instruction card to Citibank, N.A. in a timely manner, in which case the ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on Thursday, June 4, 2026, U.S. Eastern Time, to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Revocability of Proxies and ADS Voting Instruction Card

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting instruction card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh ADS voting instruction card for ADSs, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS voting instruction card, as the case may be, set forth above, or (b) for holders of Shares only, by attending the AGM and voting in person at the AGM. In accordance with Rule 13.39(4) of the Hong Kong Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Hong Kong Listing Rules.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors consider that the proposed resolutions for (i) the granting to the Directors of the Issue Mandate and the Repurchase Mandate; (ii) the re-election of the retiring Directors; (iii) the proposed re-appointment of auditor; and (iv) the proposed amendments to the existing Articles of Association and the proposed adoption of the new Articles of Association are in the interests of the Company and the Shareholders as a whole. The Directors therefore recommend the Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

LETTER FROM THE BOARD

GENERAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully
By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. Shu Ping
Chairperson

APPENDIX I	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING

The following are the particulars of the retiring Directors (as required by the Hong Kong Listing Rules) proposed to be re-elected at the Annual General Meeting.

As of the Latest Practicable Date, each of the following Directors, save as disclosed herein, did not have any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed herein, none of the following Director holds any position with the Company or any other member of the Group, nor has any directorships in other listed public companies in the last three years. In addition, save as disclosed herein, none of the following Director has any relationship with any other directors, senior management, substantial shareholders or Controlling Shareholders of the Company.

Save as disclosed herein, there is no other matter in relation to the following Directors that needs to be brought to the attention of the Shareholders and there is no other information relating to the following Directors which is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Hong Kong Listing Rules.

Director candidates

Mr. YOON Daejin, aged 43, was appointed as an executive Director on April 15, 2026. Mr. YOON possesses robust experience in the catering industry. In October 2013, Mr. YOON joined the Group, where he was involved in the preparation and establishment of the Company’s operations in the South Korean market, including company incorporation, site selection, project coordination and team building. In July 2016, Mr. YOON was appointed as the store manager of the second store in South Korea, during which time he led the expansion of stores in Chinese Mainland, Indonesia and South Korea. Since 2022, Mr. YOON has been serving as the regional manager of the South Korea market, with overall responsibility for regional operation and management. In this role, he has actively driven the localization strategy, creatively explored and developed management approaches tailored to local customers and employees, earning a strong market reputation, and led the stores in the market to achieve steady improvements in business performance and operational quality, thereby making significant contributions to the Group’s growth in the East Asia region. Mr. YOON holds directorships at two subsidiaries of the Group. Prior to joining the Group, Mr. YOON served as a procurement manager at Rich Communications Limited, a South Korean company primarily engaged in electronic components, from March 2008 to September 2013.

Mr. YOON obtained a bachelor’s degree in communication engineering from Dalian Jiaotong University (大連交通大學) in June 2006. He completed the MBA program in business administration at Sungkyunkwan University in South Korea in March 2016.

APPENDIX I	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING

Mr. YOON has entered into a service contract with the Company for a term of three years, commencing from the date of the appointment, and is subject to retirement by rotation and reelection in accordance with the Articles. Mr. YOON shall hold office until the forthcoming annual general meeting of the Company and will be eligible for and subject to re-election at such meeting in accordance with the Articles. According to the terms of Mr. YOON’s appointment, he is entitled to an annual Director’s fee of RMB500,000, as well as discretionary performance bonus and other benefits. The remuneration of Mr. YOON is recommended by the Remuneration Committee and determined by the Board, and will be subject to annual review by the Remuneration Committee and the Board from time to time, with reference to the prevailing market level and his responsibilities and performance.

As at the Latest Practicable Date, Mr. YOON did not have any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Ms. LIU Li (劉 麗), aged 39, was appointed as an executive Director on May 6, 2022. She is mainly responsible for participating in the management and strategic development of the Group. Ms. LIU holds directorships at two subsidiaries of the Group.

Ms. LIU has over 13 years of experience in the catering service sector. Ms. LIU joined the Group at Singapore Hai Di Lao Dining Pte. Ltd. in October 2012, and was successively promoted as (i) a restaurant front office manager in April 2016, (ii) a restaurant manager in September 2017, and (iii) the overseas product director in March 2022. Subsequently, Ms. LIU transitioned to the position of product director of the Group from late March 2022 through August 2023, where she oversaw the products development. She also served as the head of a snack and dessert development project for Haidilao International in Chinese Mainland and was responsible for conducting product development from November 2021 to March 2022.

Ms. LIU obtained her bachelor’s degree in business administration from West Coast University in the United States in September 2008.

Ms. LIU has entered into a service contract with the Company for a term of three years commencing from May 6, 2025, subject to the provisions of retirement and rotation of Directors under the Articles of Association, until terminated by either party giving to the other not less than three-month prior written notice. Ms. LIU is entitled to receive emoluments of RMB500,000 per annum as determined by the Board with reference to her job responsibility, prevailing market rate together with discretionary bonus based on her performance , as well as discretionary performance bonus and other benefits.

As at the Latest Practicable Date, Ms. LIU was deemed or taken to be interested 3,096,650 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

APPENDIX I	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING

Mr. TAN Kang Uei, Anthony (陳康威), aged 52, was appointed as an independent non-executive Director on December 12, 2022. He is responsible for supervising and providing independent judgement to the Board.

Mr. TAN has extensive experience across the public sector and various industries in the private sector with strong professional skills in strategy, budgeting, media, property, government relations and non-profit management. He devoted himself to the Singapore public sector for more than 17 years and worked in various organizations, details of which are set out below:

Name	Period of service	Positions

Ministry of Finance, Singapore	From September 1998 to July 2000	Assistant director (Investment)

	From September 2011 to September 2012	Director (Transformation)

	From October 2012 to November 2012	Director (Security and Resilience Programmes)

	From November 2012 to March 2013	Director (Government Administration and Security Programmes)

Central Singapore Community Development Council, People’s Association	From July 2000 to September 2002	General manager

Ministry of Home Affairs, Singapore	From September 2002 to March 2003	Senior assistant director (Policy) (Joint Ops Division)

	From March 2003 to August 2004	Deputy director (Policy & Operation Division)

Ministry of Manpower, Singapore	From July 2005 to August 2005	Deputy director (Policy), Quality Workplaces Department

	From September 2005 to January 2006	Deputy director (Strategic Planning), Corporate Planning Department and deputy director, Income Security Policy Department

	From January 2006 to September 2008	Director (Corporate Planning)

Ministry of Health, Singapore	From September 2008 to May 2011	Director (Healthcare Finance) and director (Corporate Services)

	From April 2013 to January 2015	Deputy secretary (Policy)

Mr. LEE Kuan Yew’s (李 光耀) Office	From May 2011 to November 2014	Principal private secretary/Special assistant

APPENDIX I	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING

Mr. TAN also held and has been holding positions in both public and private companies, details of which are set out below:

Name	Period of service	Positions

Singapore Press Holdings Limited (SGX: T39)	From February 2015 to June 2016	Executive vice-president of Chinese Media Group

	From December 2015 to June 2016	Concurrently, head of Media Strategy & Analytics Division

	From July 2016 to December 2021	Deputy chief executive officer

MOH Holdings Pte. Ltd.	From December 2021 to August 2022	Managing director

	Since September 2022	Chief executive director

Straco Corporation Limited (SGX: S85)	Since May 2024	Independent director

Mr. TAN obtained his bachelor’s degree in social science from National University of Singapore in July 1997 and his master’s degree in management from Stanford University in the United States in May 2005. He also received the Advanced Management Program certificate from Harvard Business School in the United States in July 2021.

Mr. TAN has entered into a service contract with the Company for a term of three years commencing from December 12, 2025. Pursuant to his service contract, Mr. TAN is entitled to an annual remuneration of SGD80,000 (including Director’s fee and other allowance), as well as discretionary performance bonus and other benefits. The remuneration of Mr. TAN is subject to annual review by the remuneration committee of the Board and the Board from time to time with reference to the prevailing market level and his responsibilities and performance.

As at the Latest Practicable Date, Mr. TAN did not have any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

APPENDIX I	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING

Mr. LIEN Jown Jing Vincent (連宗正), aged 65, was appointed as an independent non-executive Director on December 12, 2022. He is responsible for supervising and providing independent judgment to the Board.

Mr. LIEN has over 21 years of experience in the banking industry, specializing in corporate finance and capital management in Hong Kong, the PRC, Singapore and Southeast Asia. He is currently holding directorships at various companies, including:

Name	Period of service	Positions

Fullerton Fund Management Company Ltd.	Since March 2020	Director

Income Insurance Pte. Ltd	Since October 2019	Director

Lien Properties Private Limited	Since March 2017	Managing director

Lien Ying Chow Private Limited	Since April 2012	Director

Wah Hin & Company Private Limited	Since October 2001	Director

From February 2012 to February 2024, Mr. LIEN also served as an independent director at The Maritime and Port Authority of Singapore. From March 2021 to October 2025, Mr. LIEN also served as a director of Seviora Holdings Private Limited.

Mr. LIEN obtained his bachelor’s degree in business administration from the University of New Brunswick in Canada in 1986 and was awarded an honorary doctoral degree in business administration from HyupSung University in South Korea in February 2018. Mr. LIEN is also a council member at the Lien Ying Chow Legacy Fellowship since August 2017.

Mr. LIEN has entered into a service contract with the Company for a term of three years commencing from December 12, 2025. Pursuant to his service contract, Mr. LIEN is entitled to an annual remuneration of SGD80,000 (including Director’s fee and other allowance), as well as discretionary performance bonus and other benefits. The remuneration of Mr. LIEN is subject to annual review by the remuneration committee of the Board and the Board from time to time with reference to the prevailing market level and his responsibilities and performance.

As at the Latest Practicable Date, Mr. LIEN did not have any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

APPENDIX II	EXPLANATORY STATEMENT FOR THE REPURCHASE MANDATE

The following is an explanatory statement required to be sent to the Shareholders under the Hong Kong Listing Rules in connection with the proposed Repurchase Mandate.

SHARE CAPITAL

As of the Latest Practicable Date, the total number of Shares in issue was 650,299,000 Shares.

Subject to the passing of the proposed ordinary resolution granting the Repurchase Mandate at the Annual General Meeting and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the Annual General Meeting, the Directors will be allowed to repurchase a maximum of 65,029,900 Shares and/or ADSs which represent 10% of the total number of issued Shares (excluding treasury Shares) during the period ending on the earliest of (i) the conclusion of the next annual general meeting of the Company, unless renewed by an ordinary resolution of the shareholders in a general meeting, either unconditionally or subject to conditions; or (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law of the Cayman Islands to be held; or (iii) the date upon which such authority is revoked, varied or renewed by a resolution of the Shareholders in general meeting prior to the next annual general meeting of the Company.

REASONS AND FUNDING OF REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders as a whole to seek a general authority from the Shareholders to enable the Directors to repurchase Shares and/or ADSs in the market. Shares repurchased for cancellation may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or its earnings per Share. On the other hand, Shares repurchased and held by the Company as treasury Shares may be resold on the market at market prices to raise funds for the Company, or transferred or used for other purposes, subject to compliance with the Hong Kong Listing Rules, the Articles of Association, and the laws of the Cayman Islands. Share repurchases will only be made when the Directors believe that such repurchase will benefit the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs will be financed out of funds legally available for the purpose and in accordance with the Articles of Association, the Cayman Companies Act and the Hong Kong Listing Rules, U.S. Federal Securities Laws and any other applicable laws and regulations. The amount of premium payable on repurchase may only be paid out of either the profits of the Company or out of the share premium account before or at the time the Company’s Shares and/or ADSs are repurchased in the manner provided for in the Cayman Companies Act.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company. The Directors consider that if the Repurchase Mandate was to be exercised in full at the current prevailing market value, it may have a material adverse impact on the working capital or the gearing position of the Company, as compared with the positions disclosed in the audited consolidated financial statements of the Company as of December 31, 2025, being the date to which the latest published audited consolidated financial statements of the Company were made up. The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT FOR THE REPURCHASE MANDATE

GENERAL

To the best of their knowledge, having made all reasonable enquiries, none of the Directors nor any of their close associates, as defined in the Hong Kong Listing Rules, currently intend to sell any Shares, and/or ADSs to the Company or its subsidiaries, in the event that the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the Repurchase Mandate in accordance with the articles of association of the Company, the Hong Kong Listing Rules, U.S. Federal Securities Laws, the Cayman Companies Act and the applicable laws and regulations.

Subject to the applicable requirements under the Hong Kong Listing Rules, the Company may cancel the repurchased Shares and/or ADSs following settlement of any such repurchase or hold them as treasury Shares, subject to, for example, market conditions and its capital management needs at the relevant time of the repurchases.

Should the Company decide to hold repurchased Shares as treasury Shares, the Company will, upon completion of the repurchase, withdraw the repurchased Shares from CCASS and register the treasury Shares in the Company’s name. The Company may re-deposit its treasury Shares into CCASS only if it has an imminent plan to resell these treasury Shares on the Hong Kong Stock Exchange and will complete such resale as soon as possible.

The Company will have appropriate measures to ensure that it would not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the relevant laws with respect to treasury Shares. These measures include, for example, an approval by the Board that (i) the Company should procure its broker not to give any instructions to HKSCC to vote at general meetings for the treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, the Company should withdraw the treasury Shares from CCASS, and either re-register them in the Company’s name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions.

Holders of treasury Shares (if any) shall abstain from voting on matters that require Shareholders’ approval at the Company’s general meetings.

APPENDIX II	EXPLANATORY STATEMENT FOR THE REPURCHASE MANDATE

No core connected person of the Company has notified the Company that he has a present intention to sell any Shares and/or ADSs to the Company, or has undertaken not to do so, if the Repurchase Mandate is exercised.

If as a result of a repurchase of Shares and/or ADSs by the Company pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholder’s interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of the Latest Practicable Date, to the best knowledge and belief of the Directors, the Controlling Shareholders are interested in an aggregate of 279,737,389 Shares, representing approximately 43.02% of the total issued Shares of the Company (excluding treasury Shares). In the event that the Directors should exercise in full the Repurchase Mandate, the shareholdings of the Controlling Shareholders in the Company will be increased to approximately 47.80% of the total issued share capital of the Company (excluding treasury Shares). Such increase would result in the obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Board does not propose to exercise the Repurchase Mandate to such an extent as would give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code, or consequences under any similar applicable law of which the Directors are aware.

The Hong Kong Listing Rules prohibit a company from repurchasing its own shares on the Hong Kong Stock Exchange if the repurchase would result in the number of listed shares which are in the hands of the public falling below the applicable prescribed minimum threshold under the Hong Kong Listing Rules. The Directors do not propose to exercise the Repurchase Mandate to such an extent as would result in the aggregate percentage of Shares held by the public Shareholders falling below the minimum public float percentage threshold required by the Hong Kong Listing Rules.

The Company confirms that neither this explanatory statement nor the proposed Repurchase Mandate has any unusual features.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares and/or ADSs (whether on the Hong Kong Stock Exchange or otherwise) have been made by the Company in the six months preceding the Latest Practicable Date.

APPENDIX II	EXPLANATORY STATEMENT FOR THE REPURCHASE MANDATE

SHARE PRICES

The highest and lowest traded prices for Shares recorded on the Hong Kong Stock Exchange during the twelve months preceding the Latest Practicable Date were as follows:

	Highest traded	Lowest traded
Month	prices	prices
	HK$	HK$
2025
April	18.66	14.32
May	18.62	15.14
June	16.80	14.48
July	16.88	15.20
August	16.57	14.76
September	15.38	14.02
October	14.82	13.28
November	14.63	13.16
December	14.64	12.72

2026
January	13.30	11.98
February	14.00	12.52
March	13.64	11.51
April (up to the Latest Practicable Date)	11.99	11.02

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Companies Act (As Revised)

Exempted Company Limited by Shares

~~THIRD~~ FOURTH AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

SUPER HI INTERNATIONAL HOLDING LTD.

特 海 國 際 控 股 有 限 公 司

(~~Conditionally a~~ Adopted by a special resolution ~~dated December 12, 2022 with~~
~~effect from the listing of shares of the Company on The Stock Exchange of~~
~~Hong Kong Limited and amended by way of special resolution~~ passed at a general meeting held on ~~June 12, 2024~~[●] 2026)

INDEX

Subject	Article No.

Payment of Corporate Action Proceeds and Electronic Instructions	168

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Companies Act (As Revised)

Exempted Company Limited by Shares

~~THIRD~~ FOURTH AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

SUPER HI INTERNATIONAL HOLDING LTD.

特 海 國 際 控 股 有 限 公 司

(~~Conditionally a~~ Adopted by a special resolution ~~dated December 12, 2022 with effect from the listing of shares of the Company on The Stock Exchange of Hong Kong Limited and amended by way of special resolution~~ passed at a general meeting held on [●]~~June 12, 2024~~)

...

INTERPRETATION

2.

(1)	In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

...	...
“address”	for the purposes of these Articles, “address” includes an electronic address unless the Act or the Listing Rules require a postal address.

...	...
“Listing Rules”	the rules and regulations of the Designated Stock Exchange, as amended from time to time.

...	...
“Notice” or “notice”	written notice unless otherwise specifically stated and as further defined in these Articles and, where the context so requires, shall include any other document (including any “corporate communication” and “actionable corporate communication” within the meaning ascribed thereto under the Listing Rules) or communication to be served, issued, or given by the Company under these Articles or pursuant to applicable laws and regulations, including the Listing Rules and/or the rules of the competent regulatory authority. For the avoidance of doubt, Notice may be provided in physical or electronic form.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

WORD	MEANING

...	...
“treasury shares”	shares repurchased and held by the Company in treasury as authorized by the Act which, for the purpose of these Articles, include shares repurchased by the Company and held or deposited in Central Clearing and Settlement System operated by the Hong Kong Securities Clearing Company Limited for sale on The Stock Exchange of Hong Kong Limited.

...	...

(2)	In these Articles, unless there be something within the subject or context inconsistent with such construction:

...

(e)	expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including ~~where the representation takes the form of electronic display,~~electronic writing or display (such as digital documents or electronic communications), provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable Statutes, rules and regulations;

...

(i)	references to the right of a Member to speak at a general meeting shall include the right to raise questions or make statements to the chairman of the meeting, verbally or in written form, by means of electronic facilities. Such a right shall be deemed to have been duly exercised if the questions or statements may be heard or seen by all or only some of the persons present at the meeting (or only by the chairman of the meeting) in which event the chairman of the meeting shall relay the questions raised or the statements made verbatim to all persons present at the meeting, either orally or in writing using electronic facilities;

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

~~(i~~(j)	reference to a meeting: (a) shall, where the context is appropriate, include a meeting that has been postponed by the Board pursuant to Article 64, and (b) shall mean a meeting convened and held in any manner permitted by these Articles and any Member or Director attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Statutes and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly;

~~(j~~(k)	where a Member is a corporation, any reference in these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member; ~~and~~

(l)	unless the context otherwise requires, any reference to “print”, “printed”, or “printed copy” and “printing” shall be deemed to include electronic versions or electronic copies;

(m)	any reference to the term “place” within these Articles shall be construed as applicable only in contexts where a physical location is required or relevant. Any reference to a “place” for the delivery, receipt, or payment of monies, whether by the Company or by Members, shall not preclude the use of electronic means for such delivery, receipt, or payment. For the avoidance of doubt, references to a “place” in the context of meetings shall include physical, electronic, or hybrid meeting formats, as permitted by applicable laws and regulations. Notices of meetings, adjournments, postponements, or any other references to a “place” shall be interpreted to include virtual platforms or electronic means of communication where applicable. Where the term “place” is out of context, unnecessary, or not applicable, such reference shall be disregarded without affecting the validity or interpretation of the relevant provision;

(n)	all voting rights referred to in these Articles shall exclude the voting rights attached to treasury shares; and

~~(k~~(o)	Section 8 and Section 19 of the Electronic Transactions Act of the Cayman Islands, as amended from time to time, shall not apply to these Articles to the extent it imposes obligations or requirements in addition to those set out in these Articles.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

SHARE CAPITAL

3.

...

(2)	Subject to the Act, the Company’s Memorandum and Articles of Association and, where applicable, the Listing Rules, and/or the rules and regulations of any competent regulatory authority, the Company shall have the power to purchase or otherwise acquire its own shares and such power shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit and any determination by the Board of the manner of purchase shall be deemed authorised by these Articles for purposes of the Act. The Company is hereby authorised to make payments in respect of the purchase of its shares out of capital or out of any other account or fund which can be authorised for this purpose in accordance with the Act. Subject to the Act, the Listing Rules and/or the rules of any competent regulatory authority, the Company is further authorised to hold any repurchased, redeemed or surrendered shares as treasury shares without the need for a separate resolution of the Board for each instance.

...

SHARE RIGHTS

...

9.	Subject to the provisions of the Act, the Listing Rules and the Memorandum and Articles of Association of the Company, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

VARIATION OF RIGHTS

10.

(a)	the necessary quorum (including ~~other than~~ at an adjourned meeting) shall be two persons (or in the case of a Member being a corporation, its duly authorised representative) holding or representing by proxy not less than one-third in nominal value of the issued shares of that class ~~and at any adjourned meeting of such holders, two holders present in person or (in the case of a Member being a corporation) its duly authorised representative or by proxy (whatever the number of shares held by them) shall be a~~ quorum(excluding treasury shares); and

...

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

REGISTER OF MEMBERS

...

44.	The Register and branch register of Members maintained in Hong Kong, as the case may be, shall be open to inspection for at least two (2) hours during business hours by Members without charge or by any other person, upon a maximum payment of Hong Kong dollars 2.50 or such lesser sum specified by the Board, at the Office or such other place at which the Register is kept in accordance with the Act or, if appropriate, upon a maximum payment of Hong Kong dollars 1.00 or such lesser sum specified by the Board at the Registration Office. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in ~~an appointed~~any newspapers ~~or any other newspapers~~ in accordance with the requirements of any Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares. The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by the Members by ordinary resolution.

...

TRANSFER OF SHARES

46.

...

(2)	Notwithstanding the provisions of subparagraph (1) above, for so long as any shares are listed on the Designated Stock Exchange, titles to such listed shares may be evidenced and transferred in accordance with the laws applicable to and the Listing Rules that are or shall be applicable to such listed shares. The register of members of the Company in respect of its listed shares (whether the Register or a branch register) may be kept by recording the particulars required by Section 40 of the Act in a form otherwise than legible if such recording otherwise complies with the laws applicable to and the Listing Rules that are or shall be applicable to such listed shares.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

GENERAL MEETINGS

56.	An annual general meeting of the Company shall be held for~~in~~ each financial year ~~other than the financial year of the Company’s adoption of these Articles~~ and such annual general meeting must be held within six (6) months after the end of the Company’s financial year (unless a longer period would not infringe the Listing Rules, if any) at such time and place as may be determined by the Board.

57.	Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. General meetings may be held in any part of the world as may be determined by the Board. Notwithstanding any provisions in these Articles, any general meeting or any class meeting may be held physically, as a hybrid meeting (partially physical and partially electronic) or wholly by electronic means ~~of~~using such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting shall constitute presence at such meeting. Unless otherwise determined by the Directors, the manner of convening and the proceedings at a general meeting set out in these Articles shall apply, mutatis mutandis, ~~apply to a general meeting held wholly by or in-combination with electronic means~~to hybrid or wholly electronic meetings. In the event of any technical difficulties, disruptions, or procedural issues arising during a hybrid or electronic meeting, including but not limited to connectivity problems, platform malfunctions, or disputes regarding the conduct of the meeting, the chairman of the meeting shall have the authority to make any rulings or decisions necessary to address such issues. Any ruling, determination, or decision made by the chairman of the meeting under the scope of this provision shall be final, conclusive, and binding on the Company and all Members.

58.	The Board may whenever it thinks fit call extraordinary general meetings. Any one or more Member(s) holding at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company (excluding treasury shares) carrying the right of voting at general meetings of the Company, on a one vote per share basis, shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business or resolution specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty-one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

NOTICE OF GENERAL MEETINGS

59.

(1)	An annual general meeting must be called by Notice of not less than twenty-one (21) clear days. All other general meetings (including an extraordinary general meeting) must be called by Notice of not less than fourteen (14) clear days but if permitted by the Listing Rules, a general meeting may be called by shorter notice, ~~subject to the Act,~~ if it is so agreed:

...

(2)	The notice shall specify the time ~~and place~~ of the meeting, the physical location (if applicable), and in the case of a hybrid or electronic meeting, the electronic platform or means by which Members may attend and participate. It shall also include ~~and~~ particulars of resolutions to be considered at the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors. For hybrid or electronic meetings, the Notice shall either include instructions for accessing and participating in the meeting or specify where or how such instructions will be provided to the Members.

...

PROXIES

...

76.	The instrument appointing a proxy shall be in such form, including electronic or otherwise, as the Board may determine and in the absence of such determination, shall be in writing, which may include electronic writing, and signed by~~writing under the hand of~~ the appointor or ~~of~~ his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or ~~under the hand of~~signed by an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

77.

(1)	The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint a proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy). If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings or purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information required to be sent to the Company under this Article is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

~~77.~~ (2)	The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate)), or if the Company has provided an electronic address in accordance with the preceding paragraph, shall be received at the electronic address specified, not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting ~~in person~~ at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

...

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

DIVIDENDS AND OTHER PAYMENTS

139.	Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders. For the avoidance of doubt, any dividend, interest or other sum payable in cash may also be paid by electronic funds transfer on such terms and conditions as the Directors may determine.

...

ACCOUNTING RECORDS

...

150.	Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the Listing Rules, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 149 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, summarised financial statements derived from the Company’s annual accounts and the directors’ report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors’ report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to summarised financial statements, a complete printed copy of the Company’s annual financial statement and the directors’ report thereon.

...

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

NOTICES

158.

(1)	Any Notice or document (including any “corporate communication” and “actionable corporate communication” within the meaning ascribed thereto under the ~~rules of Designated Stock Exchange~~Listing Rules), whether or not, to be given or issued under these Articles from the Company shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or electronic communication and, subject to compliance with the ~~rules of Designated Stock Exchange~~Listing Rules, any such Notice and document may be given or issued by any of the following means:

...

(e)	by sending or transmitting it as an electronic communication to the relevant person at such electronic address as he may provide under Article 158(3~~);~~) without the need for any additional consent or notification;

(f)	by publishing it on the Company’s website or the website of the Designated Stock Exchange without the need for any additional consent or notification; or

...

159.

...

(b)	if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice, document or publication placed on either the Company’s website or the website of the Designated Stock Exchange, is deemed given or served by the Company on the day it first so appears on the relevant website, unless the ~~rules of the Designated Stock Exchange~~Listing Rules specify a different date. In such cases, the deemed date of service shall be as provided or required by ~~the rules of the Designated Stock Exchange~~the Listing Rules;

...

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

160.

(1)	Any Notice or other document delivered or sent in any manner permitted by~~by post to or left at the registered address of any Member in pursuance of~~ these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the Notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2)	A Notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it via electronic means or through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the electronic or postal address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such electronic or postal ~~an~~ address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

...

163.

(1)

...

(i)	if the Company shall be wound up and the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such M~~m~~embers in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

...

APPENDIX III	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

INFORMATION

167.	No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the ~~members of the Company~~Members to communicate to the public.

PAYMENT OF CORPORATE ACTION PROCEEDS AND ELECTRONIC INSTRUCTIONS

168.	To the extent permitted by applicable law and unless otherwise restricted or prohibited by the Listing Rules, the Company shall:

(a)	accept instructions from Members and its securities holders (including but not limited to dividend election instructions, payment choice instructions, responses to “corporate communication” and “actionable corporate communications” within the meaning ascribed thereto under the Listing Rules, and instructions regarding any meeting of the securities holders such as meeting attendance indications, proxy appointments, revocations, voting directions, and responses to corporate communications) transmitted by electronic means, in such manner and subject to reasonable authentication measures as the Board may from time to time determine; and

(b)	pay any corporate action proceeds (including proceeds paid by the Company to Members and its securities holders in connection with its corporate actions, such as the distribution of dividends and other entitlements, refunds in respect of applications for, and/or (where applicable) excess applications in connection with, rights issues, open offers, and offers made to a specified group of such holders on a preferential basis; and payments in connection with takeovers and privatisations) by any electronic means, including through any payment system in Hong Kong operated by Hong Kong Interbank Clearing Limited for settling inter-bank payments on a real-time gross settlement basis, or by such other means as the Board considers appropriate.

NOTICE OF ANNUAL GENERAL MEETING

SUPER HI INTERNATIONAL HOLDING LTD.

特 海 國 際 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”, together with its subsidiaries, the “Group”) will be held by way of virtual meeting via online platform at 11:00 a.m., on Friday, June 12, 2026, Hong Kong Time (or at 11:00 p.m., on Thursday, June 11, 2026, U.S. Eastern Time) for the purpose:

ORDINARY RESOLUTIONS

1.	To receive, consider and approve the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors and auditor for the year ended December 31, 2025.

2.	(a)	To re-elect the following retiring directors of the Company:

(i)	Mr. YOON Daejin as an executive Director;

(ii)	Ms. LIU Li as an executive Director;

(iii)	Mr. TAN Kang Uei, Anthony as an independent non-executive Director; and

(iv)	Mr. LIEN Jown Jing Vincent as an independent non-executive Director.

(b)	To authorise the board of directors of the Company (the “Board”) to fix the remuneration of the directors of the Company.

3.	To re-appoint Deloitte & Touche LLP as auditor of the Company and to authorise the Board to fix the remuneration of auditor.

NOTICE OF ANNUAL GENERAL MEETING

4.	To consider and, if thought fit, pass (with or without amendments) the following resolutions as ordinary resolutions:

(A)	“That:

(i)	subject to paragraph (iii) below, the exercise by the directors of the Company (the “Directors”) during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional Shares (including any sale and transfer of Shares out of treasury that are held as treasury Shares) in the capital of the Company, or American depositary shares of the Company (the “ADSs”) or securities convertible into Shares, or options, warrants or similar rights to subscribe for Shares or such convertible securities of the Company and to make or grant offers, agreements and/or options (including bonds, warrants and debentures convertible into Shares of the Company) which may require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii)	the approval in paragraph (i) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

(iii)	the aggregate number of Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) together with the treasury Shares of the Company resold by the Directors during the Relevant Period (as hereinafter defined) pursuant to paragraph (i) above, otherwise than pursuant to (1) a Rights Issue (as hereinafter defined); or (2) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares of the Company; or (3) any scrip dividend or similar arrangements providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company in force from time to time; or (4) any issue of Shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing convertible notes issued by the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into Shares of the Company, shall not exceed the aggregate of 20% of the total number of issued Shares of the Company (excluding any Shares that are held as treasury Shares) as of the date of passing this resolution and the said approval shall be limited accordingly;

NOTICE OF ANNUAL GENERAL MEETING

(iv)	for the purpose of this resolution:–

(a)	“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:–

(1)	the conclusion of the next annual general meeting of the Company, unless renewed by an ordinary resolution of the shareholders in a general meeting, either unconditionally or subject to conditions;

(2)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws and regulations to be held; or

(3)	the revocation, variation or renewal of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

(b)	“Rights Issue” means an offer of Shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the Directors of the Company to holders of Shares in the Company on the register on a fixed record date in proportion to their holdings of Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company).”

(B)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase Shares and/or ADSs on The Stock Exchange of Hong Kong Limited or on any other stock exchange on which the Shares of the Company may be listed and recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Code on Share Buy-backs and, subject to and in accordance with all applicable laws and the Hong Kong Listing Rules, be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its Shares and/or ADSs at a price determined by the Directors;

(iii)	the aggregate number of Shares of the Company and/or ADSs, which may be repurchased pursuant to the approval in paragraph (i) above shall not exceed 10% of the total number of issued Shares of the Company (excluding any Shares that are held as treasury Shares) as of the date of passing of this resolution, and the said approval shall be limited accordingly;

(iv)	subject to the passing of each of the paragraphs (i), (ii) and (iii) of this resolution, any prior approvals of the kind referred to in paragraphs (i) and (ii) of this resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(v)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of the Company, unless renewed by an ordinary resolution of the shareholders in a general meeting, either unconditionally or subject to conditions;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws and regulations to be held; or

(c)	the revocation, variation or renewal of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

NOTICE OF ANNUAL GENERAL MEETING

(C)	“That conditional upon the resolutions numbered 4(A) and 4(B) set out in the notice convening this meeting being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with additional Shares of the Company (including any sale and transfer of Shares out of treasury that are held as treasury Shares) and/or ADSs and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to the ordinary resolution numbered 4(A) set out in the notice convening this meeting be and is hereby extended by the addition thereto of such number of Shares of the Company and/or ADSs repurchased by the Company under the authority granted pursuant to ordinary resolution numbered 4(B) set out in the notice convening this meeting, provided that such amount of Shares and/or ADSs shall not exceed 10% of the total number of issued Shares of the Company (excluding any Shares that are held as treasury Shares) at the date of passing of the said resolutions.”

SPECIAL RESOLUTION

To consider and, if thought fit, pass the following resolution as a special resolution:

5.	“That:

(i)	the proposed amendments (the “Proposed Amendments”) to the existing third amended and restated articles of association of the Company (the “Existing Articles”), the details of which are set out in Appendix III to the circular of the Company dated April 27, 2026 be and are hereby approved;

(ii)	the new fourth amended and restated articles of association of the Company (the “New Articles”) incorporating all the Proposed Amendments, a copy of which has been produced to this meeting marked “A” for identification purpose and initialled by the chairman of the Annual General Meeting, be hereby approved and adopted as the articles of association of the Company in substitution for and to the exclusion of the Existing Articles with immediate effect; and

(iii)	any Director or company secretary or the registered office provider of the Company be and is hereby authorised to do all such acts and things and execute all such documents and (where required) under seal of the Company as he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Proposed Amendments and the adoption of the New Articles and to attend to any necessary registration and/or filing for and on behalf of the Company in accordance with the relevant requirements of the applicable laws, rules and regulations in the Cayman Islands, Hong Kong and the U.S.”

NOTICE OF ANNUAL GENERAL MEETING

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Monday, April 27, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary shares. Holders of the ordinary Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Monday, April 27, 2026, U.S. Eastern Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the AGM.

ATTENDING THE AGM

Only holders of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

PROXY FORM AND ADS VOTING INSTRUCTION CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his/her/its rights at the AGM. Holders of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote in respect of the ordinary Shares represented by their ADSs. Holders of the Shares on the Company’s register of members as of the Shares Record Date shall date, execute and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or the ADS voting instruction card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 11:00 a.m. on Wednesday, June 10, 2026, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM, or Citibank, N.A. must receive your voting instructions in the ADS voting instruction card by no later than 10:00 a.m. on Thursday, June 4, 2026, U.S. Eastern Time, to enable the votes attaching to the ordinary Shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, treasury Shares, if any and registered under the name of the Company, are not entitled to vote at the AGM. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury Shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

NOTICE OF ANNUAL GENERAL MEETING

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at www.superhiinternational.com, or the Hong Kong Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

Yours faithfully
By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. Shu Ping
Chairperson

April 27, 2026

Registered office:	Principal place of business in Hong Kong:
Cricket Square, Hutchins Drive	40th Floor, Dah Sing Financial Centre
PO Box 2681	No.248 Queen’s Road East
Grand Cayman	Wanchai
KY1-1111	Hong Kong
Cayman Islands

NOTICE OF ANNUAL GENERAL MEETING

Notes:

(i)	A shareholder entitled to attend and vote at the above meeting is entitled to appoint another person as his/her/its proxy to attend and vote instead of him/her/it; a proxy need not be a shareholder of the Company.

(ii)	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority shall be determined as that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

(iii)	In order to be valid, a form of proxy must be deposited at the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof) no later than 11:00 a.m. on Wednesday, June 10, 2026, Hong Kong time, to ensure your representation at the above meeting, or your voting instructions in the ADS voting instruction card must be received by the depositary of the ADSs, Citibank, N.A., no later than 10:00 a.m. on Thursday, June 4, 2026, U.S. Eastern Time, to enable the votes attaching to the ordinary Shares represented by your ADSs to be cast at the above meeting. The completion and return of the form of proxy shall not preclude shareholders of the Company from attending and voting in person at the above meeting (or any adjourned meeting thereof) if they so wish.

(iv)	The Board has fixed the close of business on Monday, April 27, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary Shares. Holders of the ordinary Shares as of the Shares Record Date are entitled to attend and vote at the above meeting and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Monday, April 27, 2026, U.S. Eastern Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the above meeting.

(v)	In respect of ordinary resolution numbered 2(a) above, Mr. YOON Daejin, Ms. LIU Li, Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent shall retire and being eligible, offered themselves for re-election at the above meeting. Details of the above retiring Directors are set out in Appendix I to the circular of the Company dated April 27, 2026.

(vi)	In respect of ordinary resolution numbered 4(B) above, the Directors wish to state that they will exercise the powers conferred by the general mandate to repurchase shares of the Company in circumstances where they consider that the repurchase would be in the best interest of the Company and its shareholders. An explanatory statement containing the information necessary to enable shareholders of the Company to make an informed decision on whether to vote for or against the resolution to approve the general mandate to repurchase shares of the Company, as required by the Hong Kong Listing Rules, is set out in Appendix II to the circular of the Company dated April 27, 2026.

As of the date of this notice, the Board comprises Ms. SHU Ping as the chairperson and non-executive Director, Mr. LI Yu, Mr. YOON Daejin and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.